SEC MAIL PROCESSING
RECEIVED
JUL 23 2002
WASH. D.C. 155 SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15b – 16 of
The Securities Exchange Act of 1934

For the month of JULY /, 2002

02046269

Trans-Orient Petroleum Ltd.

(Translation of registrant's name into English)

887 Helmcken Street, Vancouver, BC, V6Z 1B1 Canada

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

PROCESSED
JUL 25 2002
THOMSON
FINANCIAL

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-27668.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2002

Trans-Orient Petroleum Ltd.
(Registrant)

(Signature)

Garth Johnson
(Name)

President/CEO
(Title)

SEC MAIL PROCESSING
RECEIVED
JUL 23 2002
WASH, D.C. 155 SECTION

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS:

NAME OF ISSUER:	TRANS-ORIENT PETROLEUM LTD.
ISSUER ADDRESS:	887 HELMCKEN STREET VANCOUVER, BRITISH COLUMBIA V6Z 1B1
ISSUER TELEPHONE NUMBER:	(604) 682-6496
CONTACT PERSON:	GARTH JOHNSON
CONTACT'S POSITION:	PRESIDENT
CONTACT TELEPHONE NUMBER:	(604) 682-6496
CONTACT E-MAIL ADDRESS	*ir@transorient.com*
WEB SITE ADDRESS	www.transorient.com
FOR QUARTER ENDED:	APRIL 30, 2002
DATE OF REPORT:	JUNE 28, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Garth Johnson	"Garth Johnson"	02/06/28
NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)
Michael Hart	"Michael Hart"	02/06/28
NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

	April 30, 2002 (Unaudited – Prepared by Management)	July 31, 2001 (Audited)
Assets		
Current		
Cash and short-term deposits	$ 99,929	$ 126,900
Accounts receivable	3,336	2,869
Due from associated companies	8,177	9,365
Due from related company	9,183	6,705
Prepaid expenses	29,106	40,573
	149,731	186,412
Investment in associated companies	816,947	1,086,058
Property and equipment	130,580	139,870
Oil and gas interests	2	2
Total Assets	$ 1,097,260	$ 1,412,342
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 58,847	$ 53,345
Due to associated company	12,674	9,892
Total Liabilities	71,521	63,237
Shareholders' Equity		
Common stock without par value; Unlimited number of shares authorized; Issued and outstanding at April 30, 2002: 1,416,823 shares (July 31, 2001: 1,416,823 shares)	12,945,075	12,945,075
Deficit	(11,919,336)	(11,595,970)
Total Shareholders' Equity	1,025,739	1,349,105
Total Liabilities and Shareholders' Equity	$ 1,097,260	$ 1,412,342

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.

Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months Ended April 30, 2002	Three Months Ended April 30, 2001	Nine Months Ended April 30, 2002	Nine Months Ended April 30, 2001
Expenses				
General and administrative (Schedule)	$ 73,354	$ 67,661	$ 191,505	$ 257,116
Loss before other items	(73,354)	(67,661)	(191,505)	(257,116)
Other Items				
Interest income	233	1,886	2,721	28,427
Write-down of investment in associated company	-	(839,728)	(202,036)	(4,010,411)
Write-off of loan receivable from associated company	-	(517,115)	-	(517,115)
Gain on sale of investment in associated company	3,979	-	9,833	-
Equity in loss of associated company	-	-	-	(470,251)
Recovery of loan receivable previously written-off	28,732	-	57,621	-
Net loss for the period	(40,410)	(1,422,618)	(323,366)	(5,226,466)
Deficit – Beginning of period	(11,878,926)	(10,134,340)	(11,595,970)	(6,330,492)
Deficit – End of Period	$ (11,919,336)	$ (11,556,958)	$ (11,919,336)	$ (11,556,958)
Loss per share	$ (0.03)	$ (1.02)	$ (0.23)	$ (3.79)

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months Ended April 30, 2002	Three Months Ended April 30, 2001	Nine Months Ended April 30, 2002	Nine Months Ended April 30, 2001
Operating Activities				
Net loss for the period	$ (40,410)	$ (1,422,618)	$ (323,366)	$ (5,226,466)
Adjustments to reconcile net loss to cash applied to operating activities:				
Amortization	3,097	3,649	9,290	10,930
Write-down of investment in associated company	-	839,728	202,036	4,010,411
Write-off of loan receivable from associated company	-	517,115	-	517,115
Gain on sale of investment in associated company	(3,979)	-	(9,833)	-
Equity in loss of associated company	-	-	-	470,251
Recovery of loan receivable previously written-off	(28,732)	-	(57,621)	-
Changes in non-cash working capital:				
Accounts receivable	1,624	(1,989)	(467)	9,161
Due to/from related company	3,196	(1,832)	(2,478)	(4,261)
Due from associated companies	6,738	10,045	1,188	10,989
Prepaid expenses	76	1,862	11,467	3,309
Loan receivable from associated company	28,732	-	57,621	(517,115)
Accounts payable and accrued liabilities	10,601	(18,075)	5,502	(20,312)
Due to associated company	830	1,681	2,782	(15,998)
Net cash used in operating activities	(18,227)	(70,434)	(103,879)	(751,986)
Financing Activity				
Common stock issued for cash	-	-	-	492,000
Net cash provided by financing activity	-	-	-	492,000
Investing Activities				
Proceeds from sale of investment in associated company	35,179	-	76,908	-
Purchase of property and equipment	-	-	-	(580)
Net cash provided by (used in) investing activities	35,179	-	76,908	(580)
Net increase (decrease) in cash during period	16,952	(70,434)	(26,971)	(260,566)
Cash position - Beginning of period	82,977	218,516	126,900	408,648
Cash position - End of period	$ 99,929	$ 148,082	$ 99,929	$ 148,082

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months Ended April 30, 2002	Three Months Ended April 30, 2001	Nine Months Ended April 30, 2002	Nine Months Ended April 30, 2001
GENERAL AND ADMINISTRATIVE EXPENSES				
Accounting and audit	$ (3,199)	$ 2,347	$ 9,437	$ 13,149
Amortization	3,097	3,649	9,290	10,930
Consulting fees	114	8,782	21,094	30,033
Corporate relations and development	13,459	14,540	16,305	41,668
Corporate capital taxes	(11)	-	3,891	-
Director's fees	6,386	-	6,386	-
Filing and transfer agency fees	4,366	4,806	8,867	7,091
Foreign exchange loss	1,502	3,131	3,113	4,405
Investor relations	6,053	-	8,072	-
Legal	3,777	5,046	8,955	8,975
Office and miscellaneous	6,503	5,041	18,600	29,133
Printing	1,291	582	11,456	35,809
Rent	7,885	5,035	16,859	14,058
Telephone	3,829	2,514	8,184	6,866
Travel, promotion and accomodation	7,827	1,866	12,055	13,643
Wages and benefits	10,475	10,322	28,941	41,356
	$ 73,354	$ 67,661	$ 191,505	$ 257,116

See accompanying notes to the consolidated interim financial statements

(Expressed in United States Dollars)

NOTE 1 - NATURE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the "Company") was incorporated under the Company Act (British Columbia) on July 25, 1986 and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). The Company intends to maintain its focus on international oil and gas exploration and plans to move forward and expand its exploration efforts three ways. First, by maximizing it's existing holdings in Indo-Pacific Energy Ltd. and AMG Oil Ltd., second, through direct investment into new exploration projects and third, through venture capital investments into existing exploration companies.

The Company intends to continue acquiring significant equity interests in associated companies and providing financial, managerial and technical support to aid in accelerating the achievement of the associated companies business goals and objectives. At April 30, 2002 the Company held interests in three active Associated Companies and one inactive Associated Company.

The Company has a limited operating history under its current business model and is exposed to significant risks and uncertainties relating not only to its own activities but to the activities of each Associated Company. This exposure will increase in proportion to any subsequent increases in the Company's equity interests in Associated Companies, all of which are early-stage companies with limited operating histories having incurred significant losses from operations since inception.

The Company's unaudited consolidated interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these unaudited consolidated interim financial statements do not include any adjustments that may result from the inability to secure future financing, such condition would have a material adverse effect on the Company's business, results of operations and financial condition.

Refer to Note 3

NOTE 2 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The accompanying unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiaries DLJ Management Corp. and Reservoir Rock Holdings Limited and its wholly-owned subsidiary, Trans-Orient Petroleum (NZ) Limited are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission. This BC FORM 51-901F should be read in conjunction with the Company's annual audited consolidated financial statements dated July 31, 2001. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results of the nine months ended April 30, 2002 are not necessarily indicative of the results to be expected for the full year.

(Expressed in United States Dollars)

NOTE 3 - INVESTMENT IN ASSOCIATED COMPANIES

At April 30, 2002, the Company's ownership interests in Associated Companies accounted for under the equity method or cost method of accounting are as follows:

	July 31, 2001 Carrying Value	Sales During the Period	Write-down of Investment in Associated Companies	April 30, 2002 Carrying Value	Percentage Of Ownership	Number of Common Stock Held
Equity Method:						
AMG Oil Ltd.	$ 1	$ -	$ -	$ 1	42.71%	8,200,000
Cost Method:						
Verida Internet Corp.	1	-	-	1	8.68%	844,642
Indo-Pacific Energy Ltd.	1,046,056	(67,075)	(202,036)	776,945	11.97%	776,945
Gondwana Energy, Ltd.	40,000	-	-	40,000	19.05%	2,400,000
	1,086,057	(67,075)	(202,036)	816,946		
	$ 1,086,058	$ (67,075)	$ (202,036)	$ 816,947		

During the period, the Company sold 59,900 shares of Indo-Pacific Energy Ltd. with a carrying value of $67,075 for cash proceeds of $76,908, resulting in a gain of $9,833. In addition, during the period, the Company wrote down the investment in Indo-Pacific by $202,036.

At April 30, 2002, the estimated market value of shares of Verida Internet Corp. ("Verida"), Indo-Pacific Energy Ltd. ("Indo-Pacific") and Gondwana Energy, Ltd. ("Gondwana") were $1, $901,256 and $40,000, respectively.

At April 30, 2002, the Company held the following share purchase warrants to purchase shares of common stock:

	Number of Shares	Price per Share	Expiry Date
AMG Oil Ltd.	5,000,000	$1.00	April 10, 2005
Verida Internet Corp.	187,500	$4.50	July 19, 2002
Indo-Pacific Energy Ltd.	836,845	$1.25/	December 31, 2002/
		$1.40	December 31, 2003

During the period ended April 30, 2002, the Company's warrants to purchase shares in Indo-Pacific were amended to the above as per an agreement reached between the Company and Indo-Pacific. Under the agreement the Company agreed to terminate all its royalty rights over exploration permits sold to Indo-Pacific in the 2000 fiscal year. In return Indo-Pacific agreed to amend the terms of the warrants received by the Company. Under the terms the series "A" warrants entitling the Company to acquire an additional 836,845 shares of Indo-Pacific have been extended to December 31, 2003 and the exercise price has been reduced to $1.25 per share up to December 31, 2002 and $1.40 thereafter until expiry on December 31, 2003.

(Expressed in United States Dollars)

NOTE 3 - INVESTMENT IN ASSOCIATED COMPANIES (continued)

The series "B" warrants come into effect in the event of a commercial discovery on any of the permits sold to Indo-Pacific. Upon a discovery being made, Indo-Pacific will issue the Company additional warrants to acquire shares at a reduced price of $2.50 per share equal to the number of shares of Series "A" warrants exercised. These warrants will expire on December 31, 2003 in conjunction with the Series "A" warrants.

Refer to Note 4

NOTE 4 - ASSOCIATED AND RELATED PARTY TRANSACTIONS

Certain transactions of the Company involve publicly traded companies having directors, officers and/or principal shareholders in common with the Company. These companies are AMG Oil Ltd. ("AMG"), Verida Internet Corp. ("Verida"), Indo-Pacific Energy Ltd. ("Indo-Pacific"), Gondwana Energy, Ltd. ("Gondwana") and TAG Oil Ltd. ("TAG") (formerly Durum Cons. Energy Corp.).

a) Investment in Associated Companies

Investment in Associated Companies consists entirely of common shares of AMG, Verida, Indo-Pacific and Gondwana.

b) Due to/from Associated Companies

At April 30, 2002, the Company owed $12,674 (July 31, 2001: $3,835) to Indo-Pacific. In addition the Company was owed $8,177 (July 31, 2001: $3,308) by AMG and $Nil (July 31, 2001: $6,057) by Indo-Pacific. These amounts are non-interest bearing and have no fixed terms for repayment.

c) Due from Related Party

At April 30, 2002, the Company was owed $9,183 (July 31, 2001: $6,705) by TAG. This amount is non-interest bearing and has no fixed terms for repayment.

d) Loan Receivable from Associated Company

Subsequent to the write-off of the loan as reported in the July 31, 2001 fiscal year, the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170 for a period of twenty four months. The total that will be received per the agreement will be CAD$363,982, including principal and interest. For the period ending April 30, 2002 the Company has received CAD$90,994 (US$57,621).

e) Other

During the period ended April 30, 2002, the Company paid $4,559 (April 30, 2001: $4,208) in rent to a private company wholly-owned by the former President of the Company.

(Expressed in United States Dollars)

NOTE 4 - ASSOCIATED AND RELATED PARTY TRANSACTIONS (continued)

During the period ended April 30, 2002, the Company also entered into a rental agreement with related company, TAG Oil Ltd., for the Company's use of office space owned by TAG. The agreement is on a month-to-month basis at a rate of CAD$1,000 per month. The Company has paid CAD$3,000 for the nine month period ended April 30, 2002.

During the period ended April 30, 2002, the Company incurred approximately $6,740 (April 30, 2001: $3,057) for legal services to a law firm in which a director of the Company is a partner and $Nil (April 30, 2001: $5,313) for website and corporate development to Verida.

During the period ended April 30, 2002, the Company incurred $10,823 (April 30, 2001: $865) for wages and benefits to a director of the Company.

During the period ended April 30, 2002, the Company entered into a six-month executive employment contract with Mr. Frank Jacobs effective March 1, 2002. The executive contract consists of Mr. Frank Jacobs replacing the Company's current President, CEO and Director effective March 1, 2002. In addition to the above, Mr. Jacobs will receive remuneration of approximately CAD$15,000 per month along with certain accommodation and travel allowances totaling approximately CAD$17,000 for the term of the contract. Under this contract the Company incurred costs of approximately CAD$26,246. On April 29, 2002 the Company entered into an agreement with Mr. Jacobs, assigning his employment obligations per the executive contract to TAG Oil Ltd.

Refer to Note 9

NOTE 5 - SHARE CAPITAL

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

Issued and fully paid:	Number of Shares	Amount
Balance at April 30, 2002 and July 31, 2001	1,416,823	$ 12,945,075

The Company, as approved by shareholders on January 18, 2002 at the Company's annual meeting, has consolidated the Company's common shares on the basis of one new share without par value for every three existing common shares without par value. The effect of the share consolidation has been applied on a retroactive basis.

Warrrants to acquire 111,111 shares, 1,528 shares and 55,556 shares at prices of $9.90 per share, $8.28 per share and $36 per share respectively, expired as they were not exercised.

(Expressed in United States Dollars)

NOTE 6 - LOSS PER SHARE

Loss per share is calculated using the weighted-average number of common stock outstanding during the period. For this purpose, stock consolidations are reflected on a retroactive basis to the preceding years. A reconciliation of the numerators and denominators of the basic and diluted loss per share calculations are as follows:

As at April 30,	2002	2001
Numerator, loss for the period	$ (323,366)	$ (5,226,466)
Denominator:		
Weighted-average number of shares outstanding	1,416,823	1,380,661
Loss per share	$ (0.23)	$ (3.79)

Refer to Note 5

NOTE 7 - COMPARATIVE FIGURES

Certain of the prior periods' comparative figures have been reclassified in conformity with the current period's presentation.

NOTE 8 - COMMITMENT

Investor Relations Service Agreement

Pursuant to an Investor Relations Service Agreement dated January 1, 2002 the Company, has agreed to retain Republic Communications to perform corporate awareness services for the Company. Under the terms of the agreement a service fee of $2,000 per month is payable on a monthly basis for a period of one year. The agreement can be terminated, without cause, upon 30 days notice being given by either party.

NOTE 9 - SUBSEQUENT EVENTS

a) Executive Employment Contract

The Company, as a result of assigning Mr. Jacobs' employment obligations per an executive contract signed by the Company and Mr. Jacobs to TAG Oil Ltd., was reimbursed CAD$26,246 by TAG Oil Ltd. Mr. Jacobs subsequently resigned as President, CEO and Director of the Company and was replaced as President and CEO, on an interim basis, by the Company's current CFO and Director, Mr. Garth Johnson.

b) Loan Receivable from Associated Company

The Company, in addition to the payments received and referred to in Note 4 above, has received an additional CAD$ 30,331 to the date of this report.

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:	TRANS-ORIENT PETROLEUM LTD.
ISSUER ADDRESS:	887 HELMCKEN STREET VANCOUVER, BRITISH COLUMBIA V6Z 1B1
ISSUER TELEPHONE NUMBER:	(604) 682-6496
CONTACT PERSON:	GARTH JOHNSON
CONTACT'S POSITION:	PRESIDENT
CONTACT TELEPHONE NUMBER:	(604) 682-6496
CONTACT E-MAIL ADDRESS	*ir@transorient.com*
WEB SITE ADDRESS	www.transorient.com
FOR QUARTER ENDED:	APRIL 30, 2002
DATE OF REPORT:	JUNE 28, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Garth Johnson	"Garth Johnson"	02/06/28
NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)
Michael Hart	"Michael Hart"	02/06/28
NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

TRANS-ORIENT PETROLEUM LTD.
Schedule B: Supplementary Information
(Expressed in United States Dollars)

For the Nine Months Ended April 30, 2002

1. For the period under review:

a) Summary of common shares issued: None
b) Summary of stock options granted: None
c) Summary of warrants granted: None
d) Summary of warrants expired: Warrrants to acquire 111,111 shares 1,528 shares and 55,556 shares at prices of $9.90 per share, $8.28 per share and $36 per share respectively, expired as they were not exercised.

2. As at the end of the of the period under review:

a) Authorized capital: Unlimited number of common shares without par value
Issued and outstanding: 1,416,823 common shares

The Company, as approved by shareholders on January 18, 2002 at the Company's annual meeting, has consolidated the Company's common shares on the basis of one new share without par value for every three existing common shares without par value. The effect of the share consolidation has been applied on a retroactive basis.

b) Summary of stock options outstanding:

Number of Shares	Price Per Share	Expiry Date
55,556	$54.00	March 31, 2003
5,000	$31.50	March 31, 2003
27,778	$31.50	March 31, 2005
88,334		

c) Summary of warrants outstanding:

Number of Shares	Price per Share	Expiry Date
55,556	$12.60	June 30, 2002
27,778	$9.00	September 12,2002
13,889	$9.00	October 12,2002
16,667	$9.00	November 15, 2002
44,444	$3.60	December 15, 2002
158,334		

d) Total shares in escrow: 2,822 common shares

e) List of directors and officers: Bernhard Zinkhofer, Michael Hart and Garth Johnson

(Expressed in United States Dollars)

For the Nine Months Ended April 30, 2002

Operations and financial

Trans-Orient Petroleum Ltd. (the "Company") has determined that it is in the Company's best interest to maintain its focus on international oil and gas exploration. The Company plans to move forward and expand its exploration efforts three ways. First, by maximizing it's existing holdings in Indo-Pacific Energy Ltd. and AMG Oil Ltd., second, through direct investment into new exploration projects and third, through venture capital investments into existing exploration companies.

The Company intends to continue acquiring significant equity interests in associated companies and providing financial, managerial and technical support to aid in accelerating the achievement of the associated companies business goals and objectives. At April 30, 2002 the Company held interests in three active associated companies and one inactive associated company.

For the nine months ended April 30, 2002, the Company recorded a loss of $323,366 or $0.23 per share, versus $ 5,226,466 or $3.79 per share for the nine months ended April 30, 2001.

General and administrative expenses decreased to $191,505 for the period ended April 30, 2002 compared to $257,116 for the comparable period last year. The majority of the Company's expenses decreased for the nine month period ended April 30, 2002 when compared with the comparable period last year, with the exception of increases to corporate capital taxes, director's fees, filing and transfer agency fees, investor relations, rent and telephone of $3,891, $6,386, $1,776, $8,072, $2,801, and $1,318, respectively. Accounts such as accounting, consulting, corporate relations and development, amortization, foreign exchange, office and miscellaneous, printing, travel, promotion and accommodation, and wages and benefits decreased by $3,712, $8,939, $25,363, $1,640, $1,292, $10,533, $24,353, $1,588 and $12,415 respectively for the period ended April 30, 2002.

Losses before "other items" were equivalent to the general and administrative expenses for the nine month period ended April 30, 2002 totaling $191,505 versus a loss of $257,116 for the comparable period last year.

"Other items", which affected the net loss for the period included a write-down of investment in associated company, Indo-Pacific Energy Ltd. The total write-down of $202,036 was a result of a decrease in the market value of Indo-Pacific in the first quarter of the 2002 fiscal year. This amount was partially offset with a gain on the sale of 59,900 shares of Indo-Pacific of $9,833, interest income of $2,721 and a recovery of a loan receivable previously written-off of $57,621.

Liquidity and Capital Resources

The Company had cash and short-term deposits of $99,929 at April 30, 2002 versus $126,900 at July 31, 2001. The decrease in cash and short-term deposits is attributable to operating costs of $103,879, off-set partially by proceeds of $76,908, resulting from the sale of 59,900 shares of Indo-Pacific. Working capital as at April 30, 2002 was $78,210 versus $123,175 at July 31, 2001. The Company has no long-term liabilities.

During the nine months ended April 30, 2002, $103,879 in cash was used for operating activities, versus a use of cash of $751,986 for operating activities for the comparable period last year.

There were no financing activities during the nine month period ended April 30, 2002, compared to proceeds of $492,000 received from the issuance of 102,778 shares via private placements for the comparable period last year. The Company, on April 19, 2002 announced it was privately placing 5,000,000 units in its capital stock at a price of $0.20 per unit. However this private placement transaction was not completed. The proceeds of the 5,000,000 unit placement were intended to be used to acquire additional units in affiliated company, Indo-Pacific Energy Ltd. However, pursuant to Indo-Pacific's news release dated May 17, 2002 concerning a dispute initiated by Greymouth Petroleum, and as the Company released on May 23, 2002 the investment in Indo-Pacific was deferred. As a result of the deferral of investment, the private placement of 5,000,000 units of the Company's capital stock was not completed.

The Company's sole investing activity for the period ended April 30, 2002 consisted of selling 59,900 shares of Indo-Pacific, with a book value of $67,075, for $76,908. During the comparable period last year, $580 was used for purchases of property and equipment.

The net effect of the above noted transactions was a net use of cash of $26,971 for the nine month period ended April 30, 2002 compared to a net use of cash of $260,566 for the comparable period in 2001.

Other information

During the period ended April 30, 2002, the Company's warrants to purchase shares in Indo-Pacific were amended as per an agreement reached between the Company and Indo-Pacific. Under the agreement the Company agreed to terminate all its royalty rights over exploration permits sold to Indo-Pacific in the 2000 fiscal year. In return Indo-Pacific agreed to amend the terms of the warrants received by the Company. Under the terms the series "A" warrants entitling the Company to acquire an additional 836,845 shares of Indo-Pacific have been extended to December 31, 2003 and the exercise price has been reduced to $1.25 per share up to December 31, 2002 and $1.40 thereafter until expiry on December 31, 2003.

The series "B" warrants come into effect in the event of a commercial discovery on any of the permits sold to Indo-Pacific. Upon a discovery being made, Indo-Pacific will issue the Company additional warrants to acquire shares at a reduced price of $2.50 per share equal to the number of shares of Series "A" warrants exercised. These warrants will expire on December 31, 2003 in conjunction with the Series "A" warrants.

At the annual and special meeting of shareholders held on January 18, 2002, the Company's shareholders approved, and the Company has completed, the steps to consolidate its common shares on the basis of one new common share without par value for every three existing common shares without par value. The consolidation had an effective date of April 5, 2002 and as a result of the consolidation the number of common shares issued and outstanding after the consolidation is 1,416,823.

The Company entered into a six-month executive employment contract with Mr. Frank Jacobs effective March 1, 2002. The executive contract consisted of Mr. Frank Jacobs replacing the Company's current President, CEO, Chairman and Director effective March 1, 2002. In addition to the above, Mr. Jacobs was contracted to receive remuneration of approximately CAD$15,000 per month along with certain accommodation and travel allowances totaling approximately CAD$17,000 for the term of the contract. On April 29, 2002 the Company entered into an agreement with Mr. Jacobs, assigning his employment obligations under the executive contract to TAG Oil Ltd.

Pursuant to an Investor Relations Service Agreement dated January 1, 2002, the Company agreed to retain Republic Communications to perform corporate awareness services for the Company. Under the terms of the agreement, a service fee of $2,000 per month is payable on a monthly basis for a period of one year. The agreement can be terminated, without cause, upon 30 days notice being given by either party.

Subsequent Events

The Company's board of directors approved a private placement of 1,000,000 units of its capital stock at $0.20 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at $0.25 in year one and $0.30 in year two. The proceeds of this financing will be used for working capital and operating costs.

The Company, as a result of assigning Mr. Jacobs' employment obligations per an executive contract signed by the Company and Mr. Jacobs to TAG Oil Ltd., was reimbursed CAD$26,245.78 by TAG. Mr. Jacobs subsequently resigned as President, CEO and Director of the Company and was replaced as President and CEO, on an interim basis, by the Company's current CFO and Director, Mr. Garth Johnson.

During the period under review, the Company's investor relations activities consisted of issuing press releases and annual reports and answering telephone calls and e-mail requests for information from shareholders.

For further shareholder information contact Shareholder Relations at Tel: 1-866-414-4144, Fax: 604-662-4677 or Email: ir@trans-orient.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Garth Johnson, CGA
President, CEO, CFO, Secretary, Director (1)
Vancouver, British Columbia
Michael Hart
Director (1)
Vancouver, B.C.
Bernhard Zinkhofer, B.Comm., C.A., LL.B
Director (1)
Vancouver, British Columbia

(1) Member of audit committee

CORPORATE OFFICES

887 Helmcken Street
Vancouver, British Columbia
Canada V6Z 1B1
Telephone: 1-604-682-6496
Facsimile: 1-604-682-1174
Website: **www.transorient.com**

SHAREHOLDER RELATIONS

Telephone: 1-866-414-4144
Facsimile: 1-604-662-4677
Email: **ir@transorient.com**

SUBSIDIARIES

DLJ Management Corp.
Reservoir Rock Holdings Limited
Trans-Orient Petroleum (NZ) Limited

BANKERS

Bank of Montreal
Vancouver, British Columbia
ASB Bank
Wellington, New Zealand

LEGAL COUNSEL

Lang Michener
Vancouver, British Columbia
Rudd Watts & Stone
Wellington, New Zealand

AUDITORS

Sadovnick Telford & Skov
Vancouver, British Columbia

BDO Hogg Young Cathie
Wellington, New Zealand

REGISTRAR AND TRANSFER AGENTS

Computershare Trust Company
Corporate Services Division
4th Floor, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Telephone: 1-888-661-5566
Facsimile: 1-604-661-9480
Email: inquire@montrealtrust.com

National Registry Services
Level 2, 70 Symonds Street
Auckland, New Zealand
Telephone: 649-302-0696
Facsimile: 649-302-0339

SHARE LISTINGS

OTCBB: TOPTF

SHARE CAPITAL

At April 30, 2002, 1,416,823 shares issued and outstanding

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.